FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-12 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WHEATON RIVER MINERALS LTD.(NO.1-31561)

Coeur d’Alene Mines Corporation
505 Front Avenue, P.O. Box I
Coeur d’Alene, ID 83816-0316
Telephone 208.667.3511
Facsimile 208.667.2213

Press Release

FOR IMMEDIATE RELEASE

COEUR REMINDS WHEATON RIVER SHAREHOLDERS
OF LAST-MINUTE VOTING INSTRUCTIONS

Coeur Urges All Wheaton River Shareholders To Vote Against
IAMGold Proposal On Coeur’s Green Proxy Card
As Promptly as Possible Today to Ensure Their Vote is Counted

     Coeur d’Alene, Idaho, June 30, 2004 — Coeur d’Alene Mines Corporation (NYSE:CDE) today reminded shareholders of Wheaton River Minerals Ltd. (TSX:WRM, AMEX:WHT) of last-minute voting instructions to ensure that their votes are counted at the Special Meeting of Shareholders scheduled for July 6, 2004:

     Wheaton River shareholders using Coeur’s GREEN proxy card or Wheaton River’s form of proxy are reminded that:

•	the deadline for CIBC Mellon to receive proxies is prior to 11:00 a.m. (Toronto time) / 8:00 a.m. (Vancouver time) on Friday July 2, 2004. Wheaton River shareholders are reminded that July 1, 2004 is a Canadian holiday.

•	instructions must be delivered by their custodian bank, Trust company, or brokerage firm or intermediary such as ADP to CIBC Mellon at:

CIBC Mellon trust Company
Attention: Proxy Department
1066 West Hastings Street, Suite 1600
Vancouver, British Columbia
V6E 3X1

•	the materials distributed by Wheaton River also provide that proxies may be delivered to CIBC Mellon by fax:

Fax No: (416) 368-2502

     Coeur understands that arrangements have been made for CIBC Mellon’s Vancouver office to be open at 7:45 a.m. (Vancouver time) / 10:45 a.m. (Toronto time) to receive proxies delivered to that office of Friday July 2, 2004.

     Coeur urges all Wheaton River shareholders to vote AGAINST the proposed IAMGold plan of arrangement on Coeur’s GREEN proxy card at Wheaton River’s reconvened Special Meeting of Shareholders scheduled for July 6, 2004.

     If shareholders have any questions about how to vote, revoke or change their vote, please call MacKenzie Partners, Inc. at 1-800-322-2885 (toll-free) or 212-929-5500 (call collect).

     Coeur d’Alene Mines Corporation is the world’s largest primary silver producer, as well as a significant, low-cost producer of gold. The Company has mining interests in Nevada, Idaho, Alaska, Argentina, Chile and Bolivia.

Cautionary Statement

This document contains numerous forward-looking statements relating to the Company’s silver and gold mining business. Such forward-looking statements include the statements above as to the impact of the proposed acquisition on both the combined entity and the Company’s stockholders. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company’s ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of contingencies. Operating, exploration and financial data, and other statements in this document are based on information the company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company’s filings from time to time with the SEC, including, without limitation, the Company’s reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. This communication is not a solicitation of a proxy from any security holder of Coeur d’Alene Mines Corporation or Wheaton River Minerals Ltd. YOU ARE URGED TO READ ALL TENDER OFFER MATERIALS AND ANY RELATED PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC AND THE SECURITIES COMMISSIONS OR EQUIVALENT REGULATORY AUTHORITIES IN CANADA BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain such materials, and any amendments and supplements thereto, (as they become available) without charge at the SEC’s website, www.sec.gov. In addition, you may obtain tender offer materials and any related proxy statement/prospectus (as they become available) and the other documents filed by Coeur with the SEC by requesting them in writing from, 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511.

# # #

Contacts:	James A. Sabala
Chief Financial Officer
208-769-8152

Mitchell J. Krebs
Vice President Of Corporate Development
773-255-9808

Joele Frank / Judith Wilkinson
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Dan Burch / Steve Balet
MacKenzie Partners, Inc.
212-929-5500